Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	2013	2014	2015	2016	2017	Q1 2018

Pre-tax income from continuing operations	$(311,366)	$32,990	$(664,856)	$(170,378)	$(139,627)	$(24,937)
Fixed charges and preferred dividends	89,112	70,107	65,776	59,844	58,184	13,209
Amortization of capitalized interest	248	199	52	5	—	—
Interest capitalized	—	—	—	—	—	—
Preferred Dividends	—	—	—	—	—	—

Total adjusted earnings available for payment of fixed charges	$(222,006)	$103,296	$(599,029)	$(110,529)	$(81,443)	$(11,728)

Fixed charges
Interest expense	83,765	$65,359	$60,682	56,539	$55,515	$12,528
Interest capitalized	—	—	—	—	—	—
Amortization of debt-related expenses	4,743	4,264	4,623	2,834	2,195	562
Rental expense representative of interest factor	605	484	471	471	474	119
Preferred dividends	—	—	—	—	—	—

Total fixed charges	89,112	$70,107	$65,776	$59,844	58,184	13,209

Ratio of earnings to fixed charges	(2.5)	1.5	(9.1)	(1.8)	(1.4)	(0.9)

Due to our net loss for all periods shown other than the year ended December 31, 2014, the coverage ratio in those periods was less than 1:1.  To achieve a coverage ratio of 1.1, we would have needed additional earnings as follows: for the quarter ended March 31, 2018, $25.0 million, and for the years ended December 31, 2017, 2016, 2015 and 2013, $139.6 million, $170.4 million, $664.8 million and 311.1 million, respectively.